                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 001-13927

(A) FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

                        CSK AUTO, INC. RETIREMENT PROGRAM

(B) NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                              CSK AUTO CORPORATION
                       645 EAST MISSOURI AVENUE, SUITE 400
                             PHOENIX, ARIZONA 85012



                              REQUIRED INFORMATION


(a) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE CSK AUTO, INC. RETIREMENT PROGRAM AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS, DATED JUNE 13, 2000.

(b) EXHIBITS. A CONSENT OF PRICEWATERHOUSECOOPERS LLP IS BEING FILED AS EXHIBIT A TO THIS REPORT.

                        CSK AUTO, INC. RETIREMENT PROGRAM
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                Page
REPORT OF INDEPENDENT ACCOUNTANTS...............................................  1


FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits
     with Fund Information at December 31, 1999 and 1998........................  2

     Statement of Changes in Net Assets Available for Benefits with
     Fund Information for the year ended December 31, 1999 .....................  3

     Notes to Financial Statements..............................................4-8


SUPPLEMENTAL SCHEDULES:

     Schedule of Assets Held for Investment Purposes as of December 31, 1999....  9

     Schedule of Nonexempt Transactions for the year ended December 31,1999..... 10





Supplemental schedules other than the above are omitted because they are not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CSK AUTO, INC. RETIREMENT PROGRAM


                                                     /s/ Don W. Watson
                                                         Don W. Watson
                                                         Chief Financial Officer

Dated :  June 27, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and the Retirement Committee of CSK Auto, Inc. Retirement Program


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CSK Auto, Inc. Retirement Program (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held as of December 31, 1999 and Nonexempt Transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP

Phoenix, Arizona
June 13, 2000

                        CSK AUTO, INC. RETIREMENT PROGRAM
      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                        As of December 31, 1999 and 1998

                                                               1999              1998
                                                            -----------       -----------
Assets:
     Investments at fair value:
          Columbia Growth Fund                              $14,923,719       $12,487,230
          Dodge & Cox Balanced Fund                           8,625,128         7,517,949
          Benham GNMA Fund                                    4,353,986         4,386,652
          American Century Ultra Fund                        10,976,904         6,776,702
          Benham Premium Capital Reserve Fund                 3,436,861         2,631,897
          American Century Value Fund                         2,520,571         2,699,849
          Twentieth Century International Growth Fund         3,449,560         2,053,795
          CSK Auto Stock Fund                                   485,072                --
          Loan Fund                                           1,820,015         1,597,831
                                                            -----------       -----------
                                                             50,591,816        40,151,905

     Contribution receivable:
          Employee                                              125,980                --
          Employer                                               54,521                --
                                                            -----------       -----------
Net assets available for benefits                           $50,772,317       $40,151,905
                                                            ===========       ===========

    The accompanying notes are an integral part of these financial statements.

                        CSK AUTO, INC. RETIREMENT PROGRAM
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the year ended December 31, 1999



                                                COLUMBIA          DODGE &           BENHAM           AMERICAN           BENHAM
                                                 GROWTH            COX               GNMA             CENTURY       PREMIUM CAPITAL
                                                  FUND         BALANCED FUND         FUND            ULTRA FUND       RESERVE FUND
                                              ------------     -------------      ------------      ------------      ------------
Additions to net assets attributed to:
     Investment income:
       Interest, dividends and capital gains  $  1,385,329      $    874,061      $    268,279      $    320,538      $    190,119
     Net appreciation (depreciation)
       in the fair value of investments          1,251,175            38,935          (226,524)        2,773,806                --
     Contributions:
       Employee                                  1,085,410           771,474           299,177         1,139,845           290,753
       Employer                                    253,920           182,064            82,152           250,006            75,317
                                              ------------      ------------      ------------      ------------      ------------

         Total additions (reductions)            3,975,834         1,866,534           423,084         4,484,195           556,189
                                              ------------      ------------      ------------      ------------      ------------

Deductions from net assets attributed to:
     Benefits paid to participants                 693,869           941,794           324,156           420,959           294,247
     Management fees paid                            2,637             1,588               820             2,545             1,012
                                              ------------      ------------      ------------      ------------      ------------
         Total deductions                          696,506           943,382           324,976           423,504           295,259

Interfund transfers:
     Participant directed                         (750,553)          227,782          (131,378)          274,140           578,704
     Loan origination                             (284,744)         (168,992)          (68,869)         (284,699)          (94,260)
     Repayment of loans                            247,691           157,158            85,589           190,697            72,305
                                              ------------      ------------      ------------      ------------      ------------

         Total interfund transfers                (787,606)          215,948          (114,658)          180,138           556,749
                                              ------------      ------------      ------------      ------------      ------------

Net increase (decrease) in net assets            2,491,722         1,139,100           (16,550)        4,240,829           817,679

Net assets available for benefits:
     Beginning of year                          12,487,230         7,517,949         4,386,652         6,776,702         2,631,897
                                              ------------      ------------      ------------      ------------      ------------

     End of year                              $ 14,978,952      $  8,657,049      $  4,370,102      $ 11,017,531      $  3,449,576
                                              ============      ============      ============      ============      ============

                                                 AMERICAN         TWENTIETH
                                                  CENTURY          CENTURY
                                                   VALUE         INTERNATIONAL      CSK AUTO           LOAN
                                                    FUND          GROWTH FUND      STOCK FUND          FUND            TOTAL
                                                 -----------      -----------      -----------      -----------      -----------
Additions to net assets attributed to:
     Investment income:
       Interest, dividends and capital gains     $   223,907      $   156,477      $        --      $   155,036      $ 3,573,746
     Net appreciation (depreciation)
       in the fair value of investments             (232,989)       1,179,560         (113,964)              --        4,669,999
     Contributions:
       Employee                                      432,570          336,780           62,887               --        4,418,896
       Employer                                      100,367           70,992            8,643               --        1,023,461
                                                 -----------      -----------      -----------      -----------      -----------

         Total additions (reductions)                523,855        1,743,809          (42,434)         155,036       13,686,102
                                                 -----------      -----------      -----------      -----------      -----------

Deductions from net assets attributed to:
     Benefits paid to participants                   155,205          141,340            1,745           82,236        3,055,551
     Management fees paid                                853              684               --               --           10,139
                                                 -----------      -----------      -----------      -----------      -----------

         Total deductions                            156,058          142,024            1,745           82,236        3,065,690

Interfund transfers:
     Participant directed                           (532,547)        (192,726)         526,578               --               --
     Loan origination                                (65,225)         (65,105)              --        1,031,894               --
     Repayment of loans                               60,026           64,577            4,467         (882,510)              --
                                                 -----------      -----------      -----------      -----------      -----------

         Total interfund transfers                  (537,746)        (193,254)         531,045          149,384               --
                                                 -----------      -----------      -----------      -----------      -----------

Net increase (decrease) in net assets               (169,949)       1,408,531          486,866          222,184       10,620,412

Net assets available for benefits:
     Beginning of year                             2,699,849        2,053,795               --        1,597,831       40,151,905
                                                 -----------      -----------      -----------      -----------      -----------

     End of year                                 $ 2,529,900      $ 3,462,326      $   486,866      $ 1,820,015      $50,772,317
                                                 ===========      ===========      ===========      ===========      ===========

The accompanying notes are an integral part of these financial statements.

                        CSK AUTO, INC. RETIREMENT PROGRAM
                          NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION:

          The following is only a general description of the CSK Auto, Inc. Retirement Program (the "Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

         On July 1, 1987, Northern Automotive Corporation, the predecessor entity to CSK Auto, Inc. (the "Company" or "Plan Sponsor"), established the Plan for all employees of the Company who have met certain eligibility requirements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code. On October 1, 1997, the Plan's name was changed from the Northern Automotive Corporation Retirement Program to the CSK Auto, Inc. Retirement Program.

         The Plan has engaged American Century Services Corporation (the "Custodian") to provide recordkeeping, custodial services and administrative services to the Plan. Eight different fund choices are made available to Plan participants and all assets within the Plan are held in trust with UMB Bank, N.A. (the "Trustee"). Effective May 1, 1999, the Company's Board of Directors amended and restated the Plan to allow for the purchase of the common stock of CSK Auto Corporation, the parent company of CSK Auto, Inc. CSK Auto Corporation is a holding company and has no business activity other than its investment in CSK Auto, Inc. Eligible employees may direct up to 15% of employee and employer contributions to purchase CSK Auto Corporation common stock at fair market value as determined on the date funds are received by the custodian.

          Plan assets are invested as directed by the participants. A description of the various fund choices as of December 31, 1999 follows:

         COLUMBIA GROWTH FUND

         Represents investments made in the Columbia Growth Fund, which is described by the fund as a diversified portfolio of domestic and international common stocks that are believed to offer above-average earnings and growth.

         DODGE & COX BALANCED FUND

         Represents investments made in the Dodge & Cox Balanced Fund, which is described by the fund as a diversified portfolio of stocks, fixed income and short term investments.

         BENHAM GNMA FUND

         Represents investments made in the Benham GNMA Fund, which is described by the fund as a portfolio of mortgage-backed securities issued by the Governmental National Mortgage Association ("GNMA").

         AMERICAN CENTURY ULTRA FUND

         Represents investments made in the American Century Ultra Fund, which is described by the fund as a diversified portfolio of stocks of companies with accelerating earnings and revenue.

         BENHAM PREMIUM CAPITAL RESERVE FUND

         Represents investments made in the Benham Premium Capital Reserve Fund, which is described by the fund as a portfolio of U.S.
         dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations.

                        CSK AUTO, INC. RETIREMENT PROGRAM
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.   PLAN DESCRIPTION: (CONTINUED)

     GENERAL (CONTINUED)

         AMERICAN CENTURY VALUE FUND

         Represents investments made in the American Century Value Fund, which is described by the fund as a portfolio that seeks long term capital growth by investing in the stocks of medium to large-sized companies that meet certain objectives established by the fund.

         TWENTIETH CENTURY INTERNATIONAL GROWTH FUND

         Represents investments made in the Twentieth Century International Growth Fund, which is described by the fund as a portfolio of common stocks of foreign companies.

         CSK AUTO STOCK FUND

         Represents investments made in the common stock of CSK Auto Corporation, the parent company of CSK Auto, Inc.


     ELIGIBILITY

         Employees are eligible to participate in the Plan (as more fully described in the Plan document) upon meeting the following criteria: (1) 21 years of age; (2) one year of service; and (3) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition.

     CONTRIBUTIONS

         Eligible employees of the Company can contribute 1% to 15% of their gross pay to the 401(k) portion of the Plan, with a maximum employee contribution as determined by restrictions established by the Internal Revenue Service. The Company matches 40% of the employee contribution for employees with one to five years of service, 50% of the employee contribution for employees with five to ten years of service and 60% of the employee contribution for employees with more than ten years of service to a maximum match of 4% of base salary. Employee contributions and employer matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the plan document and the Internal Revenue Code.

     VESTING

         Participants in the Plan are always fully vested in their own contributions as well as the Company's matching 401(k) contributions.

                        CSK AUTO, INC. RETIREMENT PROGRAM
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.   PLAN DESCRIPTION: (CONTINUED)

     ADMINISTRATION

         The Plan is sponsored by the Company and administered by the Retirement Committee, composed of 5 employees of the Company, who are appointed by the Board of Directors.

         Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets when authorized by the Retirement Committee.

     DISTRIBUTIONS

         Distributions from the Plan are available upon any of the following:
     (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment.

     LOANS TO PARTICIPANTS

         The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the plan document and the Internal Revenue Code. Participant loans at December 31, 1999 and 1998 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year end. At December 31, 1999, participant loans carried interest rates ranging from 9.75% to 11%, with maturities of five years or less. Principal and interest is paid ratably through payroll deductions.

     AMENDMENT AND TERMINATION OF THE PLAN

         The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

2.   SIGNIFICANT ACCOUNTING POLICIES:


     METHOD OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1999 and 1998 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 1999. Actual results could differ from those estimates.

                        CSK AUTO, INC. RETIREMENT PROGRAM
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.   SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

     CONCENTRATION OF CREDIT RISK

          Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund.

     INVESTMENT VALUATION

          The Plan's investments are stated at fair market value. Investments in the various investment funds are reported at fair value as measured by American Century Services Corporation at December 31, 1999 and 1998 based on quoted market prices.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE

          The Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.



3.   EXCESS EMPLOYEE DEFERRALS:

          The Plan failed to meet non-discrimination tests, in accordance with IRS regulations, and it was determined certain participants would be refunded a portion of their contributions. These amounts are $162,622 and $88,798 at December 31, 1999 and 1998, respectively.



4.   TAX STATUS OF THE PLAN:

         The Plan received its latest determination letter on November 1, 1995 in which the Internal Revenue Service stated the Plan, as then designed, is in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and legal counsel believes that the Plan is currently designed and being operated in compliance with the requirements of the Internal Revenue Code.



5.   PARTIES IN INTEREST

         Certain investments of the Plan are shares of funds managed by American Century Services Corporation (the "Custodian"), which provides recordkeeping, custodial services and administrative services to the Plan. In addition, the Plan holds stock of CSK Auto Corporation, the parent company of CSK Auto, Inc., the Plan sponsor. These transactions are considered exempt party-in-interest transactions.


6.   DELINQUENT PAYMENTS

         As a result of a computer system conversion for payroll processing, employee contributions for several pay periods during 1999 were inadvertently not remitted to the Plan by the Company on a timely basis, as required by the Department of Labor Regulations. The Company has recognized that these employee contributions were made late and is currently in the

                        CSK AUTO, INC. RETIREMENT PROGRAM
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     process of calculating any lost earnings of affected Plan participants. As of December 31, 1999, the Company has estimated that it owes Plan participants approximately $25,000. Such amount is reflected as a contribution receivable from the employer in the accompanying financial statements. The Company will also pay the excise tax associated with these employee contributions as required.

7.   RECONCILIATION TO FORM 5500:

         The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500:

                                                                               DECEMBER 31,        DECEMBER 31,
                                                                                   1999                1998
                                                                               ------------        ------------
Net assets available for benefits as shown in the accompanying financial
  statements                                                                   $ 50,772,317        $ 40,151,905

Less: Excess employee deferrals at year end (Note 3)                               (162,622)            (88,798)
                                                                               ------------        ------------

Net assets available for benefits as shown in the Form 5500                    $ 50,609,695        $ 40,063,107
                                                                               ============        ============


         The following is a reconciliation of benefits paid to participants between the financial statements and the Form 5500:


                                                                          YEAR ENDED       YEAR ENDED
                                                                          DECEMBER 31,     DECEMBER 31,
                                                                              1999            1998
                                                                           ----------       ----------

Benefits paid to participants as shown in the accompanying financial
  statements                                                               $3,055,551       $2,371,277

Add:  Excess employee deferrals at year end (Note 3)                          162,622           88,798
                                                                           ----------       ----------

Benefits paid to participants as shown in the Form 5500                    $3,218,173       $2,460,075
                                                                           ==========       ==========


         Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                        CSK AUTO, INC. RETIREMENT PROGRAM
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1999






(a)       (b) Identity of Issuer,        (c) Description of Investment, including Maturity Date,      (d) Cost      (e) Current
              Borrower, Lessor,              Rate of Interest, Collateral, Par, or Maturity Value                        Value
              or Similar Party
          Columbia Trust Company          Columbia Growth Fund                                        $12,459,151    $14,923,719
          Dodge & Cox                     Dodge & Cox Balanced Fund                                     9,098,216      8,625,128
*         American Century                Benham GNMA Fund                                              4,551,089      4,353,986
*         American Century                American Century Ultra Fund                                   8,319,526     10,976,904
*         American Century                Benham Premium Capital Reserve Fund                           3,436,861      3,436,861
*         American Century                American Century Value Fund                                   3,218,235      2,520,571
*         American Century                Twentieth Century International Growth Fund                   2,341,092      3,449,560
          American Century                CSK Auto Stock Fund (1)                                         596,588        485,072
          Participant Loans               Various rates of interest ranging from 9.75% to 11%,
                                           maturing between 6 months and 5 years and
                                            collateralized by the participant's account balance                 -      1,820,015
                                                                                                      -----------    -----------

                                                                                                      $44,020,758    $50,591,816
                                                                                                      ===========    ===========



* A Custodian for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

(1) Investment qualifies as a party-in-interest for the Plan and consists solely of CSK Auto Corporation common stock.

See Report of Independent Accountants

                        CSK AUTO, INC. RETIREMENT PROGRAM
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                      For the Year Ended December 31, 1999




                                                (c) Description of transactions
                    (b) Relationship to plan,       including maturity date,
(a) Identity of         employer or other           rate of interest, collateral,         (d) Purchase  (e) Selling  (f) Lease/
    Party Involved      party-in-interest           par or maturity value                     Price         Price        Rents
CSK Auto Inc.          Plan Sponsor             Employee deferrals were delinquent                  -            -           -
                                                beyond the Department of Labor's
                                                requirements for the following pay
                                                dates during 1999: August 6, August 13,
                                                August 20, August 27, and September 3,
                                                due to a payroll systems conversion.


                    (g) Expense
(a) Identity of         Incurred with  (h) Cost of  (i) Current Value  (j) Net
    Party Involved      Transaction        Asset        of Asset           Gain (Loss)
CSK Auto Inc.                    -             -                  -                -






See Report of Independent Accountants

                                                                       Exhibit A
                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-86069) of CSK Auto Corporation of our report dated June 13, 2000 relating to the financial statements of CSK Auto Inc. Retirement Program, which appears in this Form 11-K.




PricewaterhouseCoopers LLP

Phoenix, AZ
June 27, 2000